Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                         Management Investment Companies


                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:  811-5551
   Date examination completed: 11/30/99

2. State identification Number:


AL                  AK                  AZ                  AR                  CA                  CO
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CT                  DE                  DC                  FL                  GA                  HI
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ID                  IL                  IN                  IA                  KS                  KY
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LA                  ME                  MD                  MA                  MI                  MN
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MS                  MO                  MT                  NE                  NV                  NH
------------------------------------------------------------------------------------------------------------------------------------
NJ                  NM                  NY                  NC                  ND                  OH
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OK                  OR                  PA                  RI                  SC                  SD
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TN                  TX                  UT                  VT                  VA                  WA
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WV                  WI                  WY                  PUERTO RICO
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Other (specify):
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


3.   Exact name of investment company as specified in representation statement:

     AmSouth Funds

4. Address of principal executive office (number, street, city, state, zip code):

    3435 STELZER ROAD, COLUMBUS, OHIO 43219-8001  /s/ Ernst & Young LLP

                        Report of Independent Accountants


To the Board of Trustees of
AmSouth Funds

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rules 17f-2 of the Investment Company Act of 1940," that AmSouth Funds (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of November 30, 1999 with respect to securities and similar investments reflected in the investment account of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 1999, and with respect to agreement of security and similar investments purchases and sales, for the period from July 31, 1999 (the date of last examination) through November 30, 1999;

  -- Count and inspection of all securities and similar  investments  located in
     the  vault  of  AmSouth  Bank  in  Birmingham,   without  prior  notice  to
     management;

  -- Confirmation of all securities and similar investments held by institutions in book entry form with Federal Reserve Bank of Atlanta, Bank of New York, Depository Trust Company, BISYS Fund Services, Bear Stearns, Goldman Sachs, Dreyfus, and Federated Investors.

  -- Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the custodian, AmSouth Bank;

  -- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with AmSouth Bank's records; and

  -- Agreement of ten security and/or investment purchases and seven security and/or investment sales or maturities since the last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that AmSouth Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1999, with respect to securities and similar investments reflected in the investment account of the Funds, is fairly stated, in all material respects

This report is intended solely for the information and use of the board of trustees and management of AmSouth Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                           /s/ Ernst & Young LLP



March 20, 2000
Columbus, Ohio

      Report of Management on Compliance With Rules 17f-2 of the Investment
                               Company Act of 1940


March 20, 2000

We, as members of management of AmSouth Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1999 with respect to securities and similar investments reflected in the investment account of the Company.




Chuck Booth, Treasurer
AmSouth Funds